[KOPPERS HOLDINGS LETTERHEAD]

September 21, 2009

VIA EDGAR AND FACSIMILE: 703-813-6968

Mr. Dietrich King

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Koppers Holdings Inc.

File No. 333-160399

Registration Statement on Form S-3

Dear Mr. King:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Koppers Holdings Inc., (the “Registrant”), and the subsidiary guarantors of the Registrant listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Registrant, the “Registrants”), hereby request acceleration of the effective date of the Registration Statement on Form S-3, File No. 333-160399, filed by the Registrants with the Securities and Exchange Commission (the “Commission”), as amended, and all exhibits thereto (collectively, the “Registration Statement”). We request that the Registration Statement be declared effective on September 24, 2009, or as soon thereafter as is practicable.

The Registrants acknowledge that:

•

should the Commission or the staff, acting pursuant to the delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or staff, acting pursuant to the delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (412-227-2889).

Sincerely,

/s/ Steven R. Lacy
Steven R. Lacy, Esq.
Senior Vice President, Administration, General Counsel and Secretary

Koppers Holdings Inc.

ANNEX A

Co-Registrant	File No.
Koppers Inc.	333-160399-11
Koppers Asia LLC	333-160399-19
World-Wide Ventures Corporation	333-160399-10
Koppers Concrete Products, Inc.	333-160399-09
Concrete Partners, Inc.	333-160399-08
Koppers Delaware, Inc	333-160399-07
Koppers Redemption, Inc.	333-160399-06
Koppers Australia Holding Company Pty Ltd	333-160399-05
Koppers Australia Pty Ltd	333-160399-04
Koppers Carbon Materials & Chemicals Pty Ltd	333-160399-03
Koppers Wood Products Pty Ltd	333-160399-02
Continental Carbon Australia Pty Ltd	333-160399-01
Koppers Denmark A/S	333-160399-13
Koppers Europe ApS	333-160399-22
Koppers European Holdings A/S	333-160399-21
Koppers Tar Tech International A/S	333-160399-15
Koppers Luxembourg S.a.r.l	333-160399-17
Koppers Poland SP zo.o.	333-160399-16
Koppers Lambson Limited	333-160399-20
Koppers UK Holding Limited	333-160399-14
Koppers UK Limited	333-160399-18
Koppers UK Transport Limited	333-160399-12